[Letterhead of Barclays PLC]

Sharon Blume

Reviewing Accountant

Securities and Exchange Commission

Washington D.C. 20549

USA

30 October 2006

Dear Ms Blume

Barclays PLC and Barclays Bank PLC

Form 20-F for the Fiscal Year Ended December 31, 2005

File No. 0-1370, 1-10257

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated 26 September 2006, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2005 (the “Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”).

To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays’ responses immediately following each numbered comment.

In some of the responses, in light of the Staff’s views, Barclays has proposed changing or supplementing the disclosures in our Annual Report for 2006. Barclays continues to believe its prior filings are accurate in all material respects and are in compliance with applicable disclosure rules and regulations promulgated by the Commission, International Financial Reporting Standards and U.S. generally accepted accounting principles. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

Where we have provided indicative additional disclosures for the 2006 Annual Report, please note that these may be subject to additional improvement and other changes where new transactions, circumstances, or best practices change before the 2006 Annual Report is filed. However, we will ensure that the disclosures actually filed continue to address the comments made by the Commission.

We acknowledge that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Our responses to your comments, along with our proposed additional disclosures for 2006, are set out in the appendix to this letter.

Yours sincerely

/s/ Naguib Kheraj
Naguib Kheraj
Group Finance Director

Cc	Dave Irving

(Securities and Exchange Commission)

George H White

John O’Connor

(Sullivan & Cromwell LLP)

Phil Rivett

(PriceWaterhouseCoopers LLP)

Form 20-F for the Fiscal Year Ended December 31, 2005

Section 2.5 — Consolidated Accounts Barclays PLC

Significant Accounting Policies

15. Derivatives and hedge accounting, page 24

Fair value hedge accounting, page 125

1. We note your disclosure that for fair value hedges of available-for-sale investments, the fair value hedging adjustment remains in equity until the hedged item affects profit or loss. Paragraph 89b of IAS 39 requires these hedging adjustments to be recognized solely in profit or loss. Please tell us how your policy complies with the applicable accounting guidance.

The description of our policy states that:

“Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items this fair value hedging adjustment remains in equity until the hedged item affects profit or loss.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.”

The first paragraph of the description of our policy complies with Paragraph 89b of IAS 39, and, in accordance with this policy, fair value hedging adjustments for available-for-sale investments are recognized in profit or loss.

The second paragraph of the description of our policy refers to the accounting treatment for discontinued fair value hedges that no longer meet the criteria for hedge accounting. This policy complies with Paragraph 92 of IAS 39.

In response to your comments, in our 2006 Annual Report we propose to replace the second paragraph with the following:

“If the hedge relationship no longer meets the criteria for hedge accounting, it is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortized to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method.”

The first and third paragraph will remain as set out above.

Notes to the Accounts

Note 15. Derivative Financial Instruments, page 145

2. We note the majority of your hedging transactions entered into for risk management purposes involve the use of interest rate and exchange traded swaps. In future filings, please revise to clearly identify the specific hedged items in these hedging transactions. Please provide us with your proposed future disclosure. Refer to paragraph 58 of IAS 32.

We propose to include in our 2006 Annual Report the following additional disclosures underneath the table of the fair values and notional amounts of derivative instruments held for risk management in Note 15, and to update this disclosure for any new material items each reporting period.

“The Group’s designated hedges primarily relate to interest rate risk and currency risk.

Interest rate derivatives, designated as cash flow hedges, primarily hedge the exposure to cash flow variability from interest rates of variable rate loans to banks and customers, variable rate debt securities held and highly probable forecast financing transactions and re-investments.

Interest rate derivatives designated as fair value hedges primarily hedge the interest rate risk of fixed rate borrowings in issue, fixed rate loans to banks and customers and investments in fixed rate debt securities held.

Currency derivatives are primarily designated as hedges of the foreign currency risk of net investments in foreign operations.”

Note 44. Reconciliation of operating profit to net cash flow from operating activities, page 186

3. We note you begin your reconciliation of operating profit to net cash flow from operating activities with “Profit for the year before associates and joint ventures.” Paragraph 20 of IAS 7 requires net cash flow from operating activities to be determined by adjusting “profit or loss” by various amounts. Please tell us how your presentation complies with the applicable accounting guidance.

Paragraph 20 of IAS 7 indicates that, under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss for amongst other things, ‘non-cash items such as depreciation, provisions, deferred taxes, unrealised foreign currency gains and losses, undistributed profits of associates and minority interests’.

We began the reconciliation of operating profit to net cash flow from operating activities with “Profit for the year before associates and joint ventures” of £5,229m which is “Profit before tax” of £5,280m less the total results of associates and joint ventures before tax of £51m. An analysis of the results of associates and joint ventures is given in Note 26 to the financial statements.

We do not currently separately disclose as part of our reconciliation “Profit before tax” and the deduction of the results of associates and joint ventures. However, in our statement of cash flows for the year ending 31 December 2006, we intend to begin the reconciliation of operating cash flows with “Profit before tax” with a separate reconciling item for the post tax undistributed profits of associates and joint ventures, re-presenting the 2004 and 2005 comparatives to be consistent with the 2006 presentation.

Note 50. Other Entities, page 194

4. Please tell us the business purpose of 29 Park Investment No. 1 and No. 2 Limited and provide us with an analysis of the accounting literature you used to determine that consolidation of these entities was inappropriate in light of your ability to appoint the majority of Directors. Refer to SIC-12.

The business purpose of 29 Park Investments No.1 and No.2 Limited (the ‘Entities’) is to act as investment companies to invest, primarily, in portfolios of securities.

IAS 27 and SIC-12 require a parent entity to consolidate a subsidiary entity in consolidated financial statements if the parent entity controls the subsidiary entity.

Paragraph 13 of IAS 27 states that:

‘Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists when the parent owns half or less of the voting power of an entity when there is (see also SIC-12):

.......

(c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and [emphasis added] control of the entity is by that board or body’

Barclays does not own more than half of the voting rights of the Entities, and whilst the majority of the directors of each of the Entities are Barclays’ personnel, the Entities have a narrow and well defined objective.

It is, therefore, necessary to consider the criteria in paragraphs 8, 9 and 10 of SIC-12 which require that the substance of relationships should also be evaluated in determining the existence of control. Paragraph 10 of SIC-12 indicates four circumstances that may indicate control. These criteria indicate that if an entity has exposure to the majority of the risks and rewards of a vehicle and/or the vehicle was set up for the entity’s business purpose this may indicate that that entity, in substance, controls the vehicle. For each of the above-mentioned Entities, a third party, unrelated to Barclays, is exposed to the majority of the risks and rewards of the investment activities and the activities of the Entity are conducted on behalf of that third party. The application of the criteria in SIC-12 therefore indicates that in substance the Entities are controlled by third party entities that are unrelated to Barclays.

Therefore, Barclays does not consolidate the Entities.

Note 62. First-time adoption of IFRS

General

5. We understand your disclosure on page 118 that your financial statements were prepared in accordance with IFRS as adopted by the European Union (EU) to mean that you have chosen to adopt the “carved out” version of IAS 39 as endorsed by the EU. Please confirm whether our understanding is correct. If applicable, describe for us the differences between your accounting polices and those policies that would be required for financial statements prepared in accordance with IFRS as published by the IASB and quantify the impact of those differences on your financial statements. Refer to paragraph II. G of SEC Release 33-8567.

We did not follow the additional provisions of the ‘EU Carve Out’ of IAS 39, and therefore our financial statements are in compliance with both IFRS as published and EU-adopted IFRS.

We propose to change the text in the disclosure in our 2006 Annual Report to the following:

“The consolidated financial statements of the Barclays PLC Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union. They are also in accordance with IFRS as published by the International Accounting Standards Board (IASB) and interpretations issued by IFRIC.”

Note 63. Differences between JFRS and US GAAP accounting principles, page 246

Financial Instruments, page 247

6. In future filings, please revise to describe your US GAAP accounting policies for financial assets and liabilities designated at fair value through profit or loss (the “fair value option”) under IFRS. Include applicable references to US GAAP accounting literature. Please provide us with your proposed future disclosure.

The 2005 US GAAP adjustment for financial instruments measured at fair value through profit or loss under IFRS included hybrid financial instruments that contain embedded derivatives that are required to be separated from the host contract. As of 1 January 2006, Barclays has elected to early adopt SFAS 155, therefore a reconciling item will no longer be required for these financial instruments.

Our proposed disclosure in the 2006 Annual Report will reference only those financial instruments that give rise to an on-going GAAP difference, as follows:

“US GAAP only permits the ‘fair value option’ for financial assets and liabilities that contain embedded derivatives that otherwise are required to be separated from their host contract. Financial instruments that qualify for the ‘fair value option’ under IFRS but which are not measured at fair value through profit or loss under US GAAP are as follows:

•	In accordance with SOP 01-6, originated loans are reported at outstanding principal adjusted for any charge offs, the allowance for loans losses and any deferred origination fees or costs. Debt, including deposits, are recorded at face amount less any discount or plus any premium.

•	Structured financial liabilities that are not required to be separated into a host contract and a derivative are measured on an amortised cost basis.

•	In accordance with SFAS 115, available for sale debt securities are measured at fair value with changes in fair value recognised in equity.

•	Loans held-for-sale are accounted for at the lower of cost or market value in accordance with SFAS 65.

•	Contracts that meet the definition of a financial guarantee in accordance with SFAS 133.10(d) are initially measured at fair value and subsequently amortised over the life of the guarantee in accordance with the provisions of FIN 45.”

(j) Hedging, page 259

7. We note your disclosure on page 247 that in certain instances, positions which achieve hedge accounting under IFRS do not meet hedge accounting conditions under US GAAP, and vice versa. In future filings, please revise to describe the reasons any individually or aggregated material hedges did not meet the applicable hedge accounting requirements under IFRS or US GAAP. Please provide us with your proposed future disclosure.

There are well established differences between hedge accounting guidance in IFRS and that contained in US GAAP. Additionally, the decision to apply hedge accounting is optional under IFRS and US GAAP, regardless of whether the transactions meet the criteria for hedge accounting or not. In some cases, the decision to apply hedge accounting under IFRS but not US GAAP as well as differences in the accounting guidance have given rise to the 2005 reported GAAP adjustment.

In response to your comment, our proposed 2006 disclosure will include the following:

“Certain qualifying IFRS hedge accounting relationships do not meet the criteria under US GAAP. These include:

•	IFRS hedge accounting relationships that are a fair value hedge of the interest rate risk exposure of a portfolio of loans for which the hedged item is designated in terms of an amount of currency rather than as individual loans. US GAAP does not permit this hedge accounting methodology.

•	IFRS hedge accounting relationships for which no equivalent US GAAP hedge has been designated or that were designated at a later date for US GAAP purposes.”

(k) Consolidation, page 259

8. We note your disclosure that the difference in consolidation criteria between US GAAP and IFRS results in an increase to total assets under US GAAP of £4,268 million. Please revise future filings to describe the reasons any individually or aggregated material entities consolidated in accordance with your US GAAP accounting policies were not consolidated under IFRS and vice versa. Please provide us with your proposed future disclosure.

Our proposed 2006 disclosure is as follows:

“Certain mortgage loan securitization entities are consolidated under IFRS and US GAAP. The financial assets of these entities are fully recognized under US GAAP whereas under IFRS they are only recognized to the extent of the Group’s continuing involvement. This de-recognition difference results in greater total assets under US GAAP.

Entities that qualify as QSPEs under SFAS 140 and therefore are outside the scope of FIN 46(R) are not consolidated. This exemption from consolidation is not permitted under IFRS and as a consequence the entities are consolidated under IAS 27 and SIC-12.

Barclays consolidates certain investment entities under IFRS that are not consolidated under US GAAP. Consolidation is appropriate under IFRS due to Barclays’ control over the operating and financial policies of the entity. These entities are VIEs under FIN 46(R) and are not consolidated as Barclays is not exposed to the majority of the entities’ expected losses and residual returns.”

(q) Acquisitions, page 266

9. We note your disclosure on page 49 that you brought in an allowance of £545m from the acquisition of Absa during the year ended December 31, 2005 under IFRS. We also note that £205m of loans acquired were within the scope of SOP 03-3 under US GAAP. Please provide us with the following additional information:

•	tell us how you determined the allowance for purchased loans under IFRS, citing the applicable accounting literature; and

•	describe and quantify any differences resulting from the accounting principles, practices and methods used in determining this allowance under US GAAP.

Refer to paragraphs 43 and 63 of IAS 39.

We consider that IFRS 3 ‘Business Combinations’ is more directly relevant to assets acquired in a business combination than paragraphs 43 and 63 of IAS 39.

IFRS 3 paragraph 36 requires identifiable assets that satisfy the relevant recognition criteria, to be recognised at fair value at the acquisition date. IFRS 3, Appendix B ‘Allocating the cost of a business combination’, B16 (c) states that for “receivables, beneficial contracts and other identifiable assets the acquirer shall use the present values of the amounts to be received, determined at appropriate interest rates, less allowance for uncollectibility and collection costs, if necessary.” Accordingly, the Absa loan portfolios acquired were measured and recognized at fair value at the acquisition date. This is consistent with the measurement requirements of SFAS 141.37(b) and SOP 03 -3 under US GAAP. The £205m disclosed in the US GAAP note is the fair value of the acquired loans within the scope of SOP 03-3.

For disclosure purposes, on the acquisition of Absa, the Group presented the loans in notes 16 and 17 to the Financial statements on a gross basis with the allowance for impairment of £545m being incorporated into the Group’s impairment allowance. This presentation is considered to provide useful information in relation to the acquired loan portfolio.

For the purpose of the note disclosure, the £545m impairment allowance for the Absa loans acquired under IFRS was determined in accordance with the Group’s policy for impairment of financial assets carried at amortised cost, which complies with IAS 39 paragraphs 58-64. In summary, under these requirements an entity first assesses whether objective evidence of impairment exists for financial assets that are individually significant, and collectively for financial assets that are not individually significant. Impairment is determined by comparing the present value of the expected cash flows, discounted at the original effective interest rate, with the carrying amount of the loan. Impairment is recognised when this discounted present value is less than the carrying amount of the loan. Further details on the impairment policy are included in the Accounting policies of the financial statements. This methodology is consistent with how the Group determines the impairment allowance under US GAAP in accordance with SFAS 114 and SFAS 5.

In addition to this impairment allowance, adjustments have been recorded to reflect the fair value of loans affected by changes in interest rates since origination. These fair value adjustments were included in the IFRS disclosure of the carrying value of the loans before impairment allowances.